UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

(Name of Subject Company (Issuer))

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

(Name of Filing Person(s) (Issuer))

CLASS Y, CLASS I AND CLASS R SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407492305, 407492206 AND 407492107
(CUSIP Number of Class of Securities)

Mary Kathleen Leonard
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428-2053
(Name and Address of Agent for Service)

With a copy to:
Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

February 6, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 6, 2026 by Hamilton Lane Venture Capital and Growth Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $2,049,921 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on February 6, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on March 9, 2026.

2. 7,065 Class I Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class I Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The Fund paid for 100% of the Class I Shares tendered in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2026 in the amount of $116,957 for Class I.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on February 6, 2026 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a).  Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

By:	/s/ Mary Kathleen Leonard
	Name:	Mary Kathleen Leonard
	Title:	Secretary

June 25, 2026

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table